As filed with the Securities and Exchange Commission on May 18, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Intellon Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock Granted Under the Intellon Corporation 2007 Equity Incentive Plan

(Title of Class of Securities)

45816W504

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Charles E. Harris

Chief Executive Officer and Chairman of the Board of Directors

Intellon Corporation

5955 T.G. Lee Boulevard

Suite 600

Orlando, Florida 32822

(407) 428-2800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Scott P. Spector, Esq.

Shulamite R. Shen, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,167,000*	$176.72**

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 1,504,195 shares of the common stock of Intellon Corporation, which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$176.72	Filing Party:	Intellon Corporation

Form or Registration No.:	005-83724	Date Filed:	April 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Intellon Corporation (“Intellon”) with the Securities and Exchange Commission (the “SEC”) on April 30, 2009 in connection with Intellon’s offer (the “Offer”) to exchange currently outstanding stock options held by current employees, including executive officers, and directors of Intellon and its subsidiaries having an exercise price equal to or greater than $5.50 per share granted under the Intellon Corporation 2007 Equity Incentive Plan for either new non-qualified stock options or stock-settled restricted stock units, upon the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units dated April 30, 2009 (the “Offering Memorandum”) that was filed as Exhibit 99(a)(1)(A) to the Schedule TO. Except as amended and supplemented hereby, all terms of the Offer and the Offering Memorandum and all disclosures set forth in the Schedule TO and exhibits thereto remain unchanged.

ITEM 10. FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Intellon”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of Intellon’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 and Item 1 (“Unaudited Financial Statements”) of Intellon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

The Exhibit Index included in this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: May 18, 2009

INTELLON CORPORATION

By:	/s/ Brian T. McGee
Name:	Brian T. McGee
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)(A)*	Offer to Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units dated April 30, 2009.

99(a)(1)(B)	Forms of Letter of Transmittal, as amended.

99(a)(1)(C)	Form of Notice of Withdrawal, as amended.

99(a)(1)(D)*	Form of E-mail to Eligible Option Holders.

99(a)(1)(E)*	Forms of Confirmation E-mails.

99(a)(1)(F)*	Forms of Reminder E-mails.

99(a)(1)(G)	Intellon Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on March 13, 2009 and incorporated herein by reference).

99(a)(1)(H)	Intellon Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 8, 2009 and incorporated herein by reference).

99(a)(1)(I)	Amendment No. 1 to the Offering Memorandum.

99(a)(1)(J)	Form of E-mail to Eligible Option Holders regarding Amendment No. 1 to the Offering Memorandum.

99(b)	Not applicable.

99(d)(1)	Intellon Corporation 2007 Equity Incentive Plan (filed with the Securities and Exchange Commission as Exhibit 10.7 to Intellon’s Registration Statement on Form S-1, File No. 333-144520 and incorporated herein by reference).

99(d)(2)	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in the United States) (filed with the Securities and Exchange Commission as Exhibit 10.1 to Intellon’s Current Report on Form 8-K, dated February 26, 2009 and incorporated herein by reference).

99(d)(3)*	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in Canada).

99(d)(4)*	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in Germany and the United Kingdom).

99(d)(5)*	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in China, Hong Kong and Taiwan).

99(d)(6)*	Terms and Conditions of Restricted Stock Unit Grant under 2007 Equity Incentive Plan (For Participants in the United States and Canada).

99(d)(7)*	Terms and Conditions of Restricted Stock Unit Grant under 2007 Equity Incentive Plan (For Participants in Germany and the United Kingdom).

99(d)(8)*	Terms and Conditions of Restricted Stock Unit Grant under 2007 Equity Incentive Plan (For Participants in Hong Kong and Taiwan).

99(g)	Not applicable.

99(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 30, 2009, and incorporated herein by reference.